

July 2, 2009

Mr. Eric Sauve
President
Grant Hartford Corporation
c/o David Rodli Law Offices
2001 S. Russell
Missoula, MT 59806

      Re: **Grant Hartford Corporation**
              Amendment 2 to Form S-1
              Filed June 3, 2008
              File No. 333-155507

Dear Mr. Sauve:

We have reviewed the amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A Filed December 22, 2008

General

1. We note your response number 3. However, you do not appear to address that part of the comment regarding *how* the material terms were negotiated and the basis for those terms. Given that these do not appear to have been arm's length transactions, address how these terms were determined.

Prospectus Summary, page 1

2. For each exempt offering you have conducted, provide the disclosure required by Item 701 of Regulation S-K. In this regard, we note the transactions listed here and on page 18.

Risk Factors, page 5

Common ownership of GHC and Commonwealth Resources, L.L.C., page 7

3. Revise this risk factor to remove all language that attempts to qualify the risk disclosed. You may offer qualifying explanations in an appropriate section, such as "Material Terms of Related Part Agreements" or Management's Discussion and Analysis. This comment also applies to your amended disclosure in Risk Factor 27 on page 14, beginning with, "We do not anticipate any conflicts of interest." In addition, disclose that Mr. Charlton is the managing member of Commonwealth Resources, L.L.C.

Previous Issuance and Offerings of Our Common Shares, page 19

4. We note your response to prior comment 17. Here and on pages 29 and F-8, clarify whether the 14,000,000 issued to Commonwealth Resources, L.L.C. on June 15, 2007 were valued at $1 per share or a *total* consideration of $1. If it was the latter, indicate the percentage of outstanding shares that issuance represented at the time of issuance. In addition, clarify the related disclosure regarding the additional 5,000,000 shares issued on January 24, 2008.

Dilution, page 20

5. By footnote or another separate and clear manner, indicate the amount of immediate dilution from the public offering price of $0.80 per share that will be absorbed by purchasers in your proposed offering.

Management's Discussion and Analysis, page 21

6. Revise this section in light of the updated financial statements provided in your next amendment. For example, we note your statements on page 22 of drilling operations to be performed in the first and second quarters of 2009, which have passed.

Exeuctive Summary, page 21

7. Clarify that you acquired the option to purchase the mineral rights from a related party controlled by your officers, directors, consultants, and employees.

Operating Loss, page 23

8. We note your statement that the increase in operating expenses in 2009 is attributable to fulfilling the terms of the employment agreements with your various officers and consultants. Disclose that Mr. Sauve's and Mr. Charlton's salaries automatically tripled after one year under the terms of their employment agreements, and that they were also awarded additional 6% annual raises. In addition, disclose whether the $233,037 of accounts payable to related parties is related to the letters of Messrs. Sauve and Chrlton dated December 31, 2008, filed as Exhibits 10.28 and 10.29, and if so, disclose the fact that this is accrued salary.

Liquidity and Financial Resources, pages 24 and 25

9. Combine these two identically captioned sections. In addition to reiterating information from your financial statements, provide a discussion and analysis of your liquidity, specifically your ability or inability to generate or raise sufficient cash to support operations during the twelve-month period following the date of the updated financials statement included in your next amendment.

Garnet History, page 40

10. We note your response to prior comment 10. In this section, provide a brief description of the relationships between your related parties and the companies that have conducted mineral explorations on the Garnet mining claims, such as the description provided in footnote 3 on page F-12

Executive Compensation, 62

11. It appears that Mr. Charlton is an NEO of your company under Item 402(m)(2). As such, include disclosure of his compensation in your tables or explain why this is not required.

Financial Statements

General

12. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

13. Please obtain and file as an exhibit an updated consent from your auditor with each amendment to comply with Item 601(b)(23) of Regulation S-K.

14. Please remove the duplicate set of financial statements for 2007; retain the set of comparative financial statements that includes both 2008 and 2007.

Note 2 – Significant Accounting Policies, page F-9

Mineral Properties, page F-10

15. We note your response to prior comment 39, including disclosure stating that you capitalize costs to "drill and equip exploratory sites" also clarifying that costs to conduct "exploration and assay work that does not find proven reserves" are expensed; although you also claim to be in the "development stage" since you are conducting drilling on a known gold reserve that has been determined to be economically feasible.

Please note that for accounting and reporting purposes, you would not be appropriately described as in the development stage until you have established proven and probable reserves as defined in Industry Guide 7. We are requesting additional information in other comments in this letter to better understand your position.

However, the accounting policy that you describe indicates that you are capitalizing exploration costs in advance of having established proven or probable reserves, placing such costs in suspense until the results of exploration are known. We do not believe this is an acceptable practice under U.S. generally accepted accounting principles because such costs would not meet the definition of development costs.

We reissue prior comment 39.

Note 3 – Mining Operations, page F-11

16. We note your response to prior comment 40, expressing the view that some of the amounts to be paid under the Grant Hartford Option Agreement represent a liability. You acknowledge the characteristics of liabilities described in paragraph 36 of CON 6, and state "…the duty obligates the company leaving little or no discretion to avoid the future sacrifice." However, it appears that the payment provisions leading to the accounting upon which we have commented is covered in Article 3 of the agreement attached as exhibit 3.11 to the Form S-1/A that you filed on December 22, 2008. That agreement includes the following language under Article 5, governing termination:

"GHC may at any time let the Option and its rights under this Agreement lapse by giving notice of termination to Commonwealth or by not satisfying the requirements in Article 3., whereupon this Agreement, except as otherwise provided, will terminate."

This language seems to say that you may avoid future payments simply by electing to not make the payments that are otherwise prescribed under the earn-in provisions. While you may regard the prospect of making payments necessary to maintain your option as probable, your ability to avoid these payments by electing to terminate the agreement suggests that liability characterization is without adequate support.

Please advise us of any other aspects of this arrangement that you believe nullify the provisions in Article 5, if that is your view.

Please also explain why you disclose that $301,095 in option payments "have been paid" given the accrual on your balance sheet indicating these amounts have not been paid; and explain why you believe liability characterization for the amount mentioned above is appropriate but not for the other payments that are prescribed in Article 3.

Note 7 – Equity, page F-17

17. We note your response to prior comment 41, stating that the 19 million shares issued to Commonwealth Resources LLC were offered as an inducement for it granting you the option to purchase its Garnet Mining District mineral deeds. You further indicate that the $1 value assigned was arbitrary, although "other good and valuable consideration" was also exchanged. If there was no quoted market price at the time of negotiating this transaction, you would need to determine the fair value by other means. We believe that you will need to determine and assign fair value to the option that you acquired to comply with paragraph 7 of SFAS 123(R). Please also identify the amount and form of the other consideration to which you have referred in your response, and include details sufficient to understand how this has been reflected in your financial statements.

We expect that you will need to explain the relationship between the implied per share value associated with the option acquired to the other valuations apparent in your report, indicating common share prices ranging from $0.125 to $0.80 per share.

Exhibit 5.1

18. We note your response to prior comment 37 and reissue it. Please file a legality opinion that does not include this inappropriate disclaimer language.

Engineering Comments

19. We note your response to prior comment 46, indicating that you added disclosure of reserve estimates rather than curtail use of terms, such as development, indicating that you have progressed beyond the exploration stage. Please note that mineral reserves may not be designated unless you are able to show compliance with the definitions in Industry Guide 7, which typically involves the following characteristics:

- Competent professional engineers conduct a detailed engineering and economic study of the project, generally referred to as a "bankable" or "final" feasibility study, and this study demonstrates that a mineral deposit can be mined profitably at a commercial rate. If there has been material change in the economic environment, past studies should be updated to reflect current economic conditions.

- A historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.

- There is no uncertainty as to whether you will be able to obtain governmental permits necessary to mine the property, and the primary environmental impact studies have been filed with the appropriate governmental authorities.

In the event that you believe your reserve estimates meet these conditions please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of your estimates designated as reserves, pursuant to paragraph (c) of Industry Guide 7 and Rule 418 of Regulation C.

The information requested includes, but is not limited to the following:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses

- A detailed permitting and government approval schedule for the project, identifying the primary environmental or construction approval(s) required and your current status or location on that schedule.

> To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call if he has technical questions about your reserves.
>
> If you wish to have this supplemental material returned, please make a written request with the letter of transmittal following the guidance in Rule 418(b) of Regulation C. It would be helpful to include pre-addressed shipping labels with any request of this nature.
>
> If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

20. We note your response to prior comment 47 in which you identify various additions to the property disclosures in your filing. However, you include resource estimates and financial measurements associated with your preliminary economic assessment. These disclosures imply that the project is economically viable and that you have established reserves, which you have not. The guidance in Instruction 5 to Item 102 of Regulation S-K generally precludes disclosing estimates of mineralization other than proven and probable reserves, as defined in Industry Guide 7, as well as any estimated values. Please remove estimates that are not proven or probable reserves, and the financial information developed and/or derived from the possible development of your resources. This would include your operating cash flow, operating costs, net present value, and payback period.

21. We note your response to prior comment 51 stating that you have obtained the consent of Thomas Peters and added this consent to your exhibit listing as Exhibit 10.38. However, it does not appear that you filed this exhibit. Further, numerous exhibits listed on pages 80 and 81 do not coincide with the exhibit tags you have designated in EDGAR, and do not comply with the exhibit numbering prescribed in Item 601 of Regulation S-K. Please revise all exhibit references and the corresponding EDGAR links as necessary to comply with this guidance. Please file the consent from Thomas Peters. The appropriate exhibit group for consents from experts and counsel is 23.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct your questions regarding engineering matters to Ken Schuler, Mining Engineer, at (202) 551-3718. You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 with questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Raul N. Rodriguez, Esq. (303) 861-1995